

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

August 17, 2006

Mark C. Miller
President and Chief Executive Officer
Stericycle, Inc.
28161 North Keith Drive
Lake Forest, Illinois  60045

> **Re:    Stericycle, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2005**
> **Filed March 6, 2006**
> **File No. 0-21229**

Dear Mr. Miller:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Tracey Houser, Staff Accountant, at (202) 551-3736, in her absence, Al Pavot at (202) 551-3738, or me at (202) 551-3255, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Nili Shah
Accounting Branch Chief